08025467

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 27 2008

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53428

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

World Group Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11315 Johns Creek Parkway
(No. and Street)

Duluth, GA 30097-1517
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy A. Moate (770) 453-9300
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0801-0903660

Oath or Affirmation

I, Kevin Palmer, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of World Group Securities, Inc., as of December 31, 2007, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

President

Notary Public

CHRISTINA S. DOWNUM NOTARY GEORGIA EXPIRES MAY 2, 2008 PUBLIC GWINNETT COUNTY

This report contains:

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Operations
(X) (d) Statement of Cash Flows
(X) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(X) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(X) (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

Financial Statements and Supplemental Information (for SEC Filing Purposes)

World Group Securities, Inc.
Years Ended December 31, 2007 and 2006
with Report and Supplementary Report of Independent Registered Public Accounting Firm

0801-0903660

World Group Securities, Inc.

Financial Statements and Supplemental Information

Years Ended December 31, 2007 and 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
World Group Securities, Inc.

We have audited the accompanying statements of financial condition of World Group Securities, Inc. (the Company) as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Group Securities, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 12, 2008

World Group Securities, Inc.

Statements of Financial Condition

	December 31 2007	December 31 2006
Assets		
Cash and cash equivalents	**$ 1,831,270**	$ 1,925,185
Investments, at fair value	**26,430,238**	25,311,371
Due from affiliates	**11,210**	1,410,952
Accounts receivable	**1,232,734**	1,372,078
Deferred income taxes	**863,580**	792,845
Recoverable under state tax allocation agreement	**33,700**	–
Prepaid expenses and other assets	**70,526**	95,541
Commissions receivable	**1,986,430**	1,976,581
Intangible assets, less accumulated amortization of $1,374,905 and $1,195,419 in 2007 and 2006, respectively	**625,095**	804,581
Total assets	**$ 33,084,783**	$ 33,689,134
Liabilities and stockholder's equity		
Liabilities:		
Salaries, benefits, and bonuses payable	**$ 1,007,812**	$ 899,972
Accounts payable and other accrued expenses	**4,015,518**	3,530,129
Due to affiliates	**1,349,207**	4,611,786
Payable under federal tax allocation agreement	**–**	132,068
Total liabilities	**6,372,537**	9,173,955
Stockholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding	**100**	100
Additional paid-in capital	**5,016,040**	5,000,000
Retained earnings	**21,696,106**	19,515,079
Total stockholder's equity	**26,712,246**	24,515,179
Total liabilities and stockholder's equity	**$ 33,084,783**	$ 33,689,134

See accompanying notes.

World Group Securities, Inc.

Statements of Operations

	Year Ended December 31	
	2007	**2006**
Revenues:		
Commission income	**$ 111,377,656**	$ 110,557,776
Other income	**2,764,399**	3,800,866
Total revenues	**114,142,055**	114,358,642
Expenses:		
Commissions	**87,909,237**	87,096,101
Employee compensation and related benefit expenses	**6,574,959**	5,689,562
Other operating expenses	**16,538,320**	16,273,084
Total expenses	**111,022,516**	109,058,747
Income before income taxes	**3,119,539**	5,299,895
Income tax expense (benefit):		
Current	**1,009,247**	2,178,792
Deferred	**(70,735)**	(98,297)
	938,512	2,080,495
Net income	**$ 2,181,027**	$ 3,219,400

See accompanying notes.

World Group Securities, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2006	$ 100	$ 5,000,000	$ 16,295,679	$ 21,295,779
Net income	–	–	3,219,400	3,219,400
Balance at December 31, 2006	100	5,000,000	19,515,079	24,515,179
Capital contribution from parent	–	16,040	–	16,040
Net income	–	–	2,181,027	2,181,027
Balance at December 31, 2007	$ 100	$ 5,016,040	$ 21,696,106	$ 26,712,246

See accompanying notes.

World Group Securities, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2007	**2006**
Operating activities		
Net income	**$ 2,181,027**	$ 3,219,400
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes	**(70,735)**	(98,297)
Amortization of intangible assets	**179,486**	200,870
Allocation from parent for state tax benefit	**16,040**	–
Change in realized (appreciation)/depreciation on fair value investments	**45,387**	(23,312)
Changes in operating assets and liabilities:		
Accounts receivable	**139,344**	(610,459)
Recoverable/payable under tax allocation agreement	**(165,768)**	175,483
Prepaid expenses and other assets	**25,015**	3,234
Commissions receivable	**(9,849)**	(200,774)
Due to/from affiliates	**(1,862,837)**	1,273,134
Salaries, benefits, and bonuses payable	**107,840**	(33,653)
Accounts payable and other accrued expenses	**485,389**	(64,632)
Purchase of investments	**(1,164,254)**	(25,288,059)
Net cash used in operating activities and decreased in cash and equivalents	**(93,915)**	(21,447,065)
Cash and cash equivalents at beginning of year	**1,925,185**	23,372,250
Cash and cash equivalents at end of year	**$ 1,831,270**	$ 1,925,185
Cash paid during the year for:		
Income taxes	**$ 1,175,015**	$ 2,003,309

See accompanying notes.

1. Summary of Significant Accounting Policies

World Group Securities, Inc. (the Company) is a wholly owned subsidiary of AEGON Asset Management Services, Inc., which in turn, is a wholly owned indirect subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands. The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer. The Company primarily sells life insurance, annuities, and mutual funds, including products offered by subsidiaries of AEGON USA, an affiliate, and other unaffiliated companies, through its licensed registered representatives.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Investments

The Company's investments consist of corporate bonds and are reported at fair value. Fair values for the corporate bonds are determined using the last reported bid price in an active market. Changes in the fair value are recorded as other income.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

1. Summary of Significant Accounting Policies (continued)

Intangible Assets

Intangible assets represent the present value of trail commissions purchased from an unrelated broker-dealer. The intangible asset is being amortized based on the expected receipt of the related trail commissions. Amortization for the years ended December 31, 2007 and 2006, was $179,486 and $200,870, respectively. The estimated amortization expense for the years ended December 31, 2008 through December 31, 2012 are as follows:

2008	$ 160,387
2009	143,327
2010	128,088
2011	114,474
2012	78,819
	$ 625,095

Recognition of Income

Sales commissions and fees earned along with the related commission expenses on the distribution of mutual fund shares are recorded on the trade date (the date the orders are executed). Commission income earned on sales of insurance products is determined as a percentage of collected premiums.

Fair Values of Financial Instruments

The Company's assets and liabilities include various items that meet the definition of financial instruments and require disclosure of their related fair values. Due to the nature of the Company's financial instruments, management does not believe the fair values of such assets and liabilities differ materially from their carrying values included herein.

Reclassifications

Certain reclassifications have been made to the 2006 financial statements to conform to the 2007 presentation.

2. Income Taxes

The Company files consolidated federal and state income tax returns with certain affiliates. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

The provision for income tax expense (benefit) consists of the following for the years ended December 31, 2007 and 2006:

	2007	2006
Federal	**$ 1,105,524**	$ 1,752,674
State	**(167,012)**	327,821
	$ 938,512	$ 2,080,495

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to nondeductible expenses and changes in estimated state tax rates.

Deferred income taxes arise primarily from differing methods used to account for the amortization of intangible assets, accrued bonuses and vacation, and other expenses not deductible until future periods for tax purposes. Deferred income taxes are comprised of the following at December 31, 2007 and 2006:

	2007	2006
Deferred tax assets	**$ 863,580**	$ 792,845
Deferred tax liabilities	**–**	–
Net deferred tax assets	**$ 863,580**	$ 792,845

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes (FIN 48)*, on January 1, 2007.

2. Income Taxes (continued)

The Company has analyzed all material tax positions under the provisions of FASB Interpretation No. 48, and has determined that there are no tax benefits that should not be recognized as of January 1, 2007, and as of December 31, 2007. There are no unrecognized tax benefits that would affect the effective tax rate. It is not anticipated that the total amount of unrecognized tax benefits will significantly increase within 12 months of the reporting date.

The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company has recognized no such interest and penalties in its financial statements for the years ended December 31, 2007 and 2006.

The Company files a consolidated return in the U.S. federal tax jurisdiction and various state tax jurisdictions. The IRS audits are final for tax years prior to 2001.

3. Transactions With Affiliates

The Company is a member of a group of affiliated companies which are engaged in the sale of life insurance, annuities and other investment related activities. Commission revenues include $62,250,571 and $67,889,438 earned during the years ended December 31, 2007 and 2006, respectively, from the sales of life insurance and annuities for affiliated companies. A portion of the Company's operating expenses is paid to subsidiaries of AEGON USA and represents both items specifically identifiable as attributable to the Company and an allocation of shared expenses among several affiliates of AEGON USA. The Company's portion of these shared expenses was $12,236,502 and $12,117,189 for the years ended December 31, 2007 and 2006, respectively.

The Company is party to a Cost Sharing Agreement between AEGON USA, Inc. companies, providing general administrative services as needed. During 2007 and 2006, a significant portion of the operating expenses were attributable to such agreement, which approximates their costs to the affiliates.

4. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital rule. Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of $21,272,806 which was $20,844,746 in excess of its required net capital of $428,060. The Company's net capital ratio was 0.30 to 1. Various other regulatory agencies may impose additional requirements.

Pursuant to the provisions of Rule 15c3-3 of the Securities and Exchange Commission, the Company maintains a bank account titled "Special Account for the Exclusive Benefit of Customers." This account had a balance of $238,841 at December 31, 2007. The Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions with customers through the Special Bank Account. Therefore, it is exempt from the reserve requirements at December 31, 2007, and for the year then ended, under the provisions of Rule 15c3-3(k)(2)(i).

5. Contingencies

In the ordinary course of business, the Company is involved in, and subject to, asserted and unasserted claims from customers and other contingencies. In the opinion of management, adequate provision has been made for any potential losses which may result from these actions.

Supplemental Information

World Group Securities, Inc.

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2007

Computation of net capital		
Total stockholder's equity		$ 26,712,246
Nonallowable assets and deductions:		
Receivables from noncustomers	$ 4,167,250	
Other assets	625,095	
Total deductions and/or charges		4,792,345
Net capital before haircuts on securities positions		21,919,901
Haircuts on securities		647,095
Net capital		21,272,806
Computation of alternative net capital requirement		
Net capital requirement (minimum)		428,060
Excess net capital		$ 20,844,746

There were no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2007.

World Group Securities, Inc.

Statement Regarding SEC Rule 15c3-3

December 31, 2007

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that Rule.

Ernst & Young

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
World Group Securities, Inc.

In planning and performing our audit of the financial statements of World Group Securities, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 12, 2008

END